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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*



                            Syntroleum Corporation
________________________________________________________________________________
                               (Name of Issuer)


                    Common stock, par value $0.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  871630 10 9
        _______________________________________________________________
                                (CUSIP Number)

                                 Robert A.Day
                            c/o The TCW Group, Inc.
                              865 South Figueroa
                         Los Angeles, California 90017
                                 213-244-0000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 7, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S) (S) 240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP NO. 871630 10 9
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert A. Day
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF            3,239,261

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,239,261

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,239,261

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.04%
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      TYPE OF REPORTING PERSON
14
      IN
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ITEM 1.   SECURITY AND ISSUER

          The class of securities to which this statement relates is common stock, par value $0.01 per share (the "Common Stock"), of Syntroleum Corporation, a Kansas corporation ("Syntroleum" or the "Company"). The address of the principal executive offices of the Company is 1350 South Boulder, Suite 1100, Tulsa, Oklahoma 74119-3295.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is filed by Robert A. Day. The business address of Mr. Day is in care of The TCW Group, Inc., 865 South Figueroa, Suite 1800, Los Angeles, California 90017. Mr. Day is a citizen of the United States of America, and his principal occupation and employment is Chairman of the Board and Chief Executive Officer of The TCW Group, Inc. The TCW Group, Inc. is a holding company whose subsidiaries are in the asset management business. The address of The TCW Group, Inc. is 865 South Figueroa, Suite 1800, Los Angeles, California 90017. During the last five years, Mr. Day has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          See Item 4, Purpose of Transaction, and Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION

          On August 7, 1998, Syntroleum Corporation, an Oklahoma corporation ("Old Syntroleum"), merged with and into the Company (the "Merger").
Thereafter, the Company changed its name to "Syntroleum Corporation." Pursuant to an Agreement and Plan of Merger dated as of March 30, 1998 by and between the Company and Old Syntroleum (the "Merger Agreement"), a copy of which has been filed as Exhibit A hereto and is incorporated herein by reference and as described in the Company's Registration Statement on Form S-4 (Registration No. 333-50253), as amended (the "Registration Statement"), Mr. Day acquired 3,239,261 shares of Common Stock in exchange for his shares of common stock, par value $0.001 per share, of Old Syntroleum (the "Old Syntroleum Common Stock").

          Mr. Day will review on a continuous basis his investment in the Common Stock and the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Mr. Day may in the future take such actions in respect of his investment in the Common Stock as he deems appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold the shares he now beneficially owns or disposing of shares. Such dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as
amended (the "Securities Act"), in the open market.   Additionally, it is
possible that Mr. Day could seek to acquire additional shares, (although he has no current plans to do so). Any acquisition of shares could be effected in the open market, in privately negotiated transactions, or otherwise. Shares may be transferred from time to time to entities or trusts controlled by Mr. Day and to family members, and shares may be pledged as security for margin

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loans. Any sales, purchases or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, Mr. Day may take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, his obligations, cash and financial resources and needs, his investment goals and other business opportunities available to him, developments with respect to his business, general economic conditions, the market price for shares of Common Stock and stock market conditions.

          Except as set forth in Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, Mr. Day has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Mr. Day may be deemed to be the beneficial owner of an aggregate of 3,239,261 shares of Common Stock (approximately 12.04% of the approximately 26,900,000 shares outstanding, determined by reference to the approximately 26,900,000 shares of Common Stock outstanding following the Merger reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 1998). Mr. Day has the sole power to vote and dispose of shares of Common Stock directly beneficially owned by him.

          Except as set forth in this Schedule 13D, to the best of his knowledge, Mr. Day has not effected any transaction in Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as described in this statement or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Day and any person with respect to any securities of the Company.

          The Company was formed in December 1996. Prior to the consummation of the Merger Agreement, the Company owned approximately 31% of the outstanding shares of Old Syntroleum Common Stock. On August 7, 1998, pursuant to the Merger Agreement and as contemplated by the Registration Statement, Old Syntroleum merged with and into the Company, and each share of Old Syntroleum Common Stock was converted into 1.28990 shares of Common Stock.

          The current directors of the Company are Mr. Kenneth L. Agee; Mark A. Agee; Alvin R. Albe, Jr.; Frank M. Bumstead; P. Anthony Jacobs; Robert R. Rosene; James R. Seward; and J. Edward Sheridan. Mr. Albe is Executive Vice President of The TCW Group, Inc. Pursuant to the Merger Agreement, the current directors, each of which were directors of Old Syntroleum, replaced the former directors of the Company on August 7, 1998 (other than Mr. Seward and Mr. Jacobs who were directors of the Company prior to the Merger and continued as directors). Pursuant to the Merger Agreement, Old Syntroleum's officers replaced the officers of the Company.

          The foregoing is a summary of certain provisions of the Merger Agreement, a copy of which has been filed as Exhibit A hereto and incorporated by reference herein; and such summary is qualified by, and subject to, the more complete information in the Merger Agreement.

          Pursuant to the Merger Agreement, the Dorothy Willametta Day 1997 Trust, the Thomas Joseph Deegan Day 1997 Trust and the Donald Ward Carlisi 1997 Trust each acquired 177,361 shares of Common Stock in exchange for their shares of Old Syntroleum Common Stock. The beneficiaries of the trusts are Mr. Day's adult children and his adult step-child. Mr. Jerry Carlton serves as trustee of each of the trusts. Mr. Day disclaims beneficial ownership of these securities.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          Exhibit A. Agreement and Plan of Merger dated as of March 30, 1998 by and between the Company and Old Syntroleum (Incorporated by reference to Appendix A to the Company's Registration Statement on Form S-4 (Registration No. 333-50253)).

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          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 17, 1998.



                              /s/ Robert A. Day
                              -----------------
                              Robert A. Day


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